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MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

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TOKYO, LONDON, BEIJING, SHANGHAI, HONG KONG, SINGAPORE, BRUSSELS

November 18, 2008		Writer’s Direct Contact 858.720.5141 SStanton@mofo.com

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jan Woo, Staff Attorney

Re:	Cogent, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on March 3, 2008
Form 10-K/A for the fiscal year ended December 31, 2007
Filed on April 29, 2008
Form 10-Q for the fiscal quarter ended March 31, 2008
Filed on May 27, 2008
File No. 000-50947

Ladies and Gentlemen:

We are writing on behalf of our client, Cogent, Inc., a Delaware corporation (the “Company”) in response to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated October 31, 2008 (the “Staff Letter”).

The paragraphs below numbered 1 to 10 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	Note 3 to your financial statements indicates that your investment securities, other than government securities, accounted for a substantial percentage of your total assets as of December 31, 2007. Please tell us whether you believe you are not subject to the Investment Company Act of 1940. Provide us with a detailed analysis and tell us whether you are relying on Rule 3a-8 of the Investment Company Act of 1940 for certain research and development companies.

Securities and Exchange Commission

November 18, 2008

Page Two

The Company believes it is a research and development company that satisfies the conditions of Rule 3a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”), and therefore is not subject to the 1940 Act.

Rule 3a-8. Rule 3a-8 provides that an issuer will not be deemed to be an investment company, as defined in Sections 3(a)(1)(A) and

3(a)(1)(C) of the 1940 Act if: (i) its research and development expenses, for the last four fiscal quarters combined, are a substantial percentage of its total expenses for the same period; (ii) its net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period; (iii) its expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, do not exceed five percent of its total expenses for the same period; (iv) its investments in securities are capital preservation investments (except as otherwise provided by the rule); (v) it does not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and it is not a special situation investment company; (vi) it is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities, as evidenced by the activities of its officers, directors and employees, its public representations of policies and its historical development; and (vii) its board of directors has adopted a written investment policy with respect to the issuer’s capital preservation investments.

Analysis. As set forth in the following analysis, the Company believes that it complies with all of the requirements of Rule 3a-8.

1. Research and Development Expenses. For the Company’s last four fiscal quarters combined (the fourth fiscal quarter of 2007 and the first three fiscal quarters of 2008), the Company’s research and development expenses represented 22.6% of total expenses, including total cost of revenues. This ratio is calculated based on total research and development expenses of $13,435,000 and total expenses, including total cost of revenues, of $59,574,000. In the Cooley Godward Kronish LLP No-Action Letter (available July 12, 2007), the staff of the Division of Investment Management of the Securities and Exchange Commission confirmed that a ratio of research and development expenses, including cost of goods sold, during a company’s last four fiscal quarters combined of at least 20% constitutes a “substantial percentage” for purposes of Rule 3a-8. Accordingly, the Company’s research and development expenses, for the last four fiscal quarters combined, are a substantial percentage of its total expenses for the same period.

Securities and Exchange Commission

November 18, 2008

Page Three

2. Net Income Derived from Investments in Securities. For the Company’s last four fiscal quarters combined, the Company’s net income derived from investments in securities was $18,382,000, and its research and development expenses were $13,435,000. Accordingly, the Company’s net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its research and development expenses for the same period.

3. Investment Advisory Expenses. For the Company’s last four fiscal quarters combined, the Company’s expenses for investment advisory and management activities, investment research and custody were $244,000, or less than one percent of total expenses (total expenses were $59,574,000). Accordingly, the Company’s expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, do not exceed five percent of its total expenses for the same period.

4. Capital Preservation Investments. Rule 3a-8 defines “capital preservation investment” as an investment that is made to preserve capital and liquidity until the funds are used in the issuer’s primary business or businesses. The Company’s investments consist of securities that preserve capital, present limited credit risk and can be liquidated to support the Company’s research and development efforts and other bona fide business purposes. Importantly, the Company does not invest or trade in securities for short-term speculative purposes, or otherwise hold investments in speculative debt or equity that would indicate that the Company is acting as an investment company rather than preserving its capital. Accordingly, the Company’s investments in securities are capital preservation investments.

5. Not Holding Itself Out as Engaged in the Business of an Investment Company. The Company is a leading provider of Automated Fingerprint Identification Systems (“AFIS”) and other fingerprint biometrics solutions to governments, law enforcement agencies and other organizations worldwide. The Company’s AFIS solutions enable customers to capture fingerprint images electronically, encode fingerprints into searchable files and accurately compare a set of fingerprints to a database of potentially millions of fingerprints in seconds. For over eighteen years, the Company has researched, designed and developed fingerprint biometric technologies that incorporate advanced concepts in fluid dynamics, neural networks, image enhancement, data mining and massively parallel processing. The Company’s proprietary software algorithms, together with optimized hardware, enable its customers to cost-effectively achieve what the Company believes to be industry-leading accuracy rates and performance. The Company supports the latest standards in fingerprint biometrics and has based its systems on cost-effective, industry-standard hardware and software platforms. The Company is focused on enabling its customers to expand the capabilities of their systems as their biometrics needs evolve.

Securities and Exchange Commission

November 18, 2008

Page Four

In the Company’s annual reports, stockholder letters, prospectuses, filings with the Securities and Exchange Commission (the “Commission”), press releases, marketing materials and website it has consistently stated that it is primarily involved in the business of researching, designing, developing and providing fingerprint biometric solutions, and has never held itself out as providing the services associated with an investment company. The Company generally does not make public representations regarding its investment securities except as required by its obligation to file periodic reports to comply with federal securities laws, and the Company has consistently emphasized operating results and has never emphasized either its investment income or the possibility of significant appreciation from its cash management investment strategies as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate the Company based on its underlying securities positions. Instead, research reports and analysis of the Company focus on its technology, major contracts and success in the biometric identification and authentication marketplace.

A special situation investment company is a company which secures control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities. See 1940 Act Release No. 10937 (November 13, 1979). The Company is not engaged, and does not propose to engage, in these activities.

Based on these facts, it is clear that the Company (i) does not hold itself out as being engaged in the business of investing, reinvesting, or trading in securities, and (ii) is not a special situation investment company.

6. Primarily Engaged in a Business other than that of an Investment Company. The activities of the Company’s officers, directors and employees, the Company’s public representations of policies and the historical development of the Company all demonstrate that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

The Company’s officers, directors and employees spend substantially all of their time managing the Company’s business of researching, designing, developing and providing fingerprint biometric solutions. The Company’s directors spend an insignificant amount of time on investment-related activities, and when the directors consider investment matters, they are focused primarily on strategic transactions or preservation of capital, and not on generating income through investment activity. The Company’s Chief Financial Officer spends less than 5% of his time monitoring the Company’s cash balances and managing investment securities in accordance with the Company’s investment policies. Out of the Company’s 348 employees, only two other employees spend an insignificant amount of time on matters related to the management of the Company’s securities; the rest of the Company’s employees are involved in research and development, technical support, sales and marketing, manufacturing, finance and corporate services, and human resources.

Securities and Exchange Commission

November 18, 2008

Page Five

As discussed above, since its inception in 1990, the Company has been primarily engaged in researching, designing and developing fingerprint biometric technologies. The Company’s public disclosures consistently reaffirm its role as a non-investment company by identifying fingerprint biometric solutions and the biometric authentication market as its primary business. The Company continues to focus on developing innovative biometric products, expanding into new markets and staying in the forefront of the biometric authentication industry. The Company has never represented itself to be involved in any business other than the development, manufacturing, marketing and sale of biometric identification and authentication systems. Furthermore, to the extent that the Company has disclosed any investment positions, it has done so in the context of required filings with the Commission. These filings show that the Company invests in securities to preserve capital for future corporate purposes. In addition, the Company’s board of directors has adopted resolutions evidencing that the Company is primarily engaged in a non-investment business.

Based on the activities of the Company’s officers, directors and employees, the Company’s public representations of policies and the historical development of the Company, it is clear that the Company is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities.

7. Board Policy. By resolution, in May 2004, the Company’s board of directors adopted a written investment policy with respect to its capital preservation investments. This policy mandates that the Company’s investments focus on preserving principal and maintaining liquidity.

Conclusion. Based on the foregoing analysis, the Company believes that it satisfies all of the requirements of Rule 3a-8, and therefore is not subject to the 1940 Act.

Business, page 1

2.	We note your statement on page 14 under “Backlog” that many of your U.S. government contracts are subject to “re-negotiation, budget constraints and termination at the option of the customer.” We also note your statement in a risk factor on page 17 that substantially all of your revenues are derived from government contracts of varying types. Please tell us what consideration you gave to providing a materially complete, quantified description of the part of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government. Please see Item 101(c)(1)(ix) of Regulation S-K.

Contracts that are subject to re-negotiation, budget constraints and termination at the option of the customer do not represent a material portion of the Company’s business. Accordingly, in future filings, the Company will revise the business and risk factors sections to de-emphasize or remove references to such contracts.

Securities and Exchange Commission

November 18, 2008

Page Six

3.	You disclose in the risk factors on page 20 that your business is subject to “extensive government regulation” and that your failure to comply with applicable regulations could subject you to penalties. Please tell us what consideration you gave to including a discussion of these extensive regulations to which you are subject in your business section.

The Company has considered the Staff’s comment, and in future filings the Company will include a discussion in its business section of the government regulations to which the Company is subject.

Item 7,	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

4.	We note that a substantial percentage of your total assets consists of marketable securities as of December 31, 2007. Please discuss the nature of the marketable securities that constitute these investments and the criteria that management utilizes to make investment decisions. Please also include a discussion of whether the decisions about the size of the investment portfolio and changes to its composition are made in accordance with any strategic plan or goal of management. Consider whether a discussion of any material risks regarding ownership of these investments, such as volatility with respect to the securities and the potential impact on the company’s assets, is warranted in the risk factor section.

In Note 3 to its financial statements the Company discloses the nature of the marketable securities that constitute its investments. The Company has adopted an investment policy that focuses on capital preservation, or conserving capital and liquidity until its funds are used in the Company’s primary business, and management relies upon this investment policy when making decisions about investments. The Company has evaluated the risks relating to ownership of its investments and determined that even if the value of the Company’s investments were to dramatically decline, which the Company views as unlikely given its investment policy, such a decline would not have a material impact on the Company’s operations. As a result, the Company has determined that a discussion of the risks regarding ownership of its investments is not warranted in the risk factor section. In future filings, the Company will expand and enhance Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss the nature of the marketable securities that constitute its investments and the criteria that management utilizes to make investment decisions.

Securities and Exchange Commission

November 18, 2008

Page Seven

Exhibits

5.	Please provide us with an analysis as to why you have determined that the following agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K:

•	Agreement with the National Electoral Council of Venezuela, from whom you derived over 10% of your revenues for the years ended December 31, 2005, 2006 and 2007; and

•	Repurchase agreement with Morgan Stanley & Co. entered into on November 30, 2007.

Item 601(b)(10) of Regulation S-K generally requires a registrant to file every contract not made in the ordinary course of business which is material to the registrant. In addition, registrants are required to file ordinary course contracts upon which the registrant’s business is substantially dependent. The following is the Company’s analysis as to why it has determined that the multiple agreements with the National Electoral Counsel of Venezuela (the “CNE”) and the Stock Repurchase Agreement with Morgan Stanley entered into on November 30, 2007 (the “Repurchase Agreement”) are not required to be filed pursuant to Item 601(b)(10).

From 2002 through 2005, the Company entered into several agreements with the CNE pursuant to which the Company provided hardware and software for use in connection with national, regional and local elections. Each of these agreements is a purchase agreement of the type that ordinarily accompanies the kind of business conducted by the Company; the Company does not substantially depend on any one of these agreements; the agreements were substantially performed at the time of the Company’s delivery of the software and hardware; and the agreements do not contain any material on-going obligations on the part of the Company. Based on these facts, the Company has determined that the agreements with the CNE are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

On November 1, 2007, the Company announced that its Board of Directors had approved a stock repurchase program. Pursuant to this program, the Company was authorized to repurchase up to $100 million of its common stock over a period of 12 months. In accordance with Item 703 of Regulation S-K, the Company provided disclosure of the principal terms of the repurchase program in its Form 10-K for the fiscal year ended December 31, 2007 and its Form 10-Q for the fiscal quarter ended March 31, 2008. As part of the stock repurchase program, the Company entered into the Repurchase Agreement, pursuant to which the Company appointed Morgan Stanley to repurchase on its behalf, during a period beginning on December 4, 2007 and ending on October 29, 2008, up to $25

Securities and Exchange Commission

November 18, 2008

Page Eight

million of shares of the Company’s common stock. Importantly, the amount payable by the Company to Morgan Stanley under the Repurchase Agreement was limited to commissions of no more than $75,000 in the aggregate. The Repurchase Agreement was terminable by the Company at any time at its convenience and contained no material obligation of the Company. Based on these facts, the Company determined that the Repurchase Agreement is not material to the Company and therefore is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 11.	Executive Compensation, page 4

Compensation Discussion and Analysis, page 4

6.	You state that you engage in competitive benchmarking of compensation but have not identified the benchmark. Your disclosure should address how you determined total compensation or the elements thereof in light of the benchmarks used. For instance, if the compensation committee set the benchmark at a certain range or percentile of the compensation opportunity provided by the component companies, the range or percentile should be disclosed. See Item 402(b)(2)(ix) of Regulation S-K.

When the Company prepared and filed its Form 10-K/A for the fiscal year ended December 31, 2007, in April 2008, it believed that the practice of its compensation committee of reviewing third-party surveys to obtain an understanding of current compensation practices constituted benchmarking for purposes of Item 402(b)(xiv) of Regulation S-K. Subsequent to the filing of the Form 10-K/A the Staff released Regulation S-K Compliance and Disclosure Interpretation Question 118.05 (July 3, 2008) (“Question 118.05”), which provides the Staff’s interpretation of what constitutes benchmarking for purposes of Item 402(b)(xiv). In light of Question 118.05, in future filings the Company (i) will not refer to the practice of its compensation committee of reviewing third-party surveys to obtain an understanding of compensation practices as benchmarking, and (ii) will provide disclosure of future practices of its compensation committee that constitute benchmarking under Item 402(b)(xiv) and Question 118.05.

Director Compensation, page 16

7.	Please disclose in the footnotes to the director compensation table the grant date fair value of each option award computed in accordance with FAS 123R. See instruction to Item 402(k)(2)(iii) and (iv), SEC Release 34-55009, and Regulation S-K Compliance and Disclosure Interpretation Question 127.03 available on our website. We note that in response to comment 11 of our letter dated August 21, 2007 relating to your executive compensation and other related disclosure for the fiscal year ended December 31, 2006, you stated that you would provide this information in future filings.

Securities and Exchange Commission

November 18, 2008

Page Nine

In its response to comment 11 to the Staff’s letter dated August 21, 2007 (the “Response Letter”), the Company stated that “to the extent the Company makes multiple option award grants to its directors in the future, the Company will clarify in the footnote the grant date fair value of each award computed in accordance with FAS 123R.” During the 2007 fiscal year the Company’s non-employee directors each received one option award grant, the automatic annual grant provided for in the Company’s Amended and Restated 2004 Equity Incentive Plan, and such grant was made to each director on the same day. As a result, the Company believes its disclosure in footnote (1) satisfies the requirement of the Instruction to Item 402(k)(2)(iii) and (iv) and is consistent with its statement in the Response Letter. However, in future filings the Company will include a separate footnote for each director disclosing the grant date fair value of each option award computed in accordance with FAS 123R even if such fair value is the same amount for each director, as it was in 2007.

Compensation Committee Interlocks and Insider Participation, page 16

8.	We note your statements in response to Item 407(e)(4)(i) of Regulation S-K. Please confirm, in response to Item 407(e)(4)(iii), that no executive officer of Cogent has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of Cogent’s Board of Directors or compensation committee during the 2007 fiscal year.

The Company believes that disclosure is required in response to Item 407(e)(iii) only if one or more of the relationships detailed in that item existed during a company’s last completed fiscal year. As no executive officer of the Company served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the Company’s board of directors or compensation committee during the 2007 fiscal year, the Company did not provide any disclosure in response to Item 407(e)(iii). In future filings the Company will comply with its disclosure obligations under Item 407(e)(iii). Further, if none of the relationships detailed in Item 407(e)(iii) existed during an applicable fiscal year, it will disclose that fact.

Procedures for Approval of Related Party Transactions, page 18

9.	We note your response to comment 3 of our letter dated November 3, 2007 relating to your executive compensation and other related disclosure for the fiscal year ended December 31, 2006. Please tell us whether you have any procedures in place for ensuring that all transactions required to be disclosed under paragraph (a) of Item 404 of Regulation S-K are brought to the attention of your audit committee. Additionally, tell us whether the audit committee in fact reviewed any transactions during fiscal year 2007 to determine whether they were within the scope of paragraph (a) of Item 404.

Securities and Exchange Commission

November 18, 2008

Page Ten

The Company maintains entity level controls and procedures that are designed to ensure that all transactions required to be disclosed under paragraph (a) of Item 404 of Regulation S-K are brought to the attention of its audit committee. No such transactions occurred and, as a result, the audit committee did not review any such transactions during fiscal year 2007 to determine whether they were within the scope of paragraph (a) of Item 404.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Item 9A.	Controls and Procedures, page 29

10.	You state that your principal executive and financial officers concluded that as of March 31, 2008, your disclosure controls and procedures were effective at the reasonable assurance level. Please explain how management considered the impact of management’s failure to timely file its quarterly report on Form 10-Q for the period ended March 31, 2008 in reaching the conclusion that your disclosure controls and procedures were effective. Please tell us the factors you considered in making your effectiveness determination and specify the factors that support your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

In making their determination about the effectiveness of the Company’s disclosure controls and procedures, management considered the following factors:

•

The Company and its independent registered public accounting firm determined that the Company should consult with the Office of the Chief Accountant of the Securities and Exchange Commission (the “OCA”) regarding the appropriate accounting treatment associated with the Company’s settlement agreement with Northrop Grumman;

•

The information required to be disclosed by the Company in the Form 10-Q for the fiscal quarter ended March 31, 2008 (the “Form 10-Q”) was recorded, processed and summarized within the time period specified by the Commission’s rules and forms, and the Form 10-Q was completed and ready to be timely filed, except that the Company had not yet completed its consultation with the OCA;

Securities and Exchange Commission

November 18, 2008

Page Eleven

•

All necessary information required to be disclosed by the Company in the Form 10-Q was accumulated and communicated to management in order to allow timely decisions regarding required disclosure, except that the Company had not yet completed its consultation with the OCA; and

•	The Form 10-Q was subsequently filed immediately after the Company received the views of the OCA.

Based on these factors, and giving particular weight to their belief that but for the ongoing consultation with the OCA the 10-Q would have been timely filed, management determined that, as of March 31, 2008, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

*        *        *

Attached hereto please find the written acknowledgement from the Company requested by the Staff on page 4 of the Staff Letter.

Please direct any further comments or questions to me at (858) 720-5141.

Sincerely,

/s/ Scott M. Stanton
Scott M. Stanton

cc:	Paul Kim (Cogent, Inc.)
J. Nathan Jensen (Morrison & Foerster LLP)

November 18, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jan Woo, Staff Attorney

Re:	Cogent, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on March 3, 2008
Form 10-K/A for the fiscal year ended December 31, 2007
Filed on April 29, 2008
Form 10-Q for the fiscal quarter ended March 31, 2008
Filed on May 27, 2008
File No. 000-50947

Ladies and Gentlemen:

Pursuant to a letter of comment from the staff of the Securities and Exchange Commission to Cogent, Inc., a Delaware corporation (the “Company”), dated October 31, 2008, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Paul Kim
Paul Kim
Chief Financial Officer
Cogent, Inc.